
                                                                                                            November 7, 2007
                                       Highlights of Unconsolidated Financial Results
                                                   for FY2008 Semi-Annual
                                         (April 1, 2007 through September 30, 2007)
     (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

                                                                                   (Billion yen; unless otherwise specified)
----------------------------------------------------------------------------------------------------------------------------
                                                                                                 FY2008 Forecast
                                    FY2007               FY2008 semi-annual               (Apr. 2007 through Mar. 2008)
                                 semi-annual       ---------------------------      ----------------------------------------
                                  (Apr. 2006       (Apr. 2007      % of change
                                   through          through        from FY2007      Revised     % of change from   Initial
                                  Sep. 2006)       Sep. 2007)      semi-annual      Forecast          FY2007       Forecast
============================================================================================================================
Domestic vehicle production          2,004            2,000           -0.2%           4,290             2.5%        4,280
(Thousand units)
----------------------------------------------------------------------------------------------------------------------------
Overseas vehicle production          1,933            2,154           11.5%           4,450            13.0%        4,380
(Thousand units)
----------------------------------------------------------------------------------------------------------------------------
Domestic vehicle sales                 781              729           -6.7%           1,660             0.1%        1,720
(Thousand units)
----------------------------------------------------------------------------------------------------------------------------
Exports                              1,267            1,279            0.9%           2,660             2.4%        2,590
(Thousand units)
----------------------------------------------------------------------------------------------------------------------------
Houses                               2,219            1,892          -14.7%           5,000            -0.0%        5,200
(Units)
----------------------------------------------------------------------------------------------------------------------------
Net sales                          5,470.3          5,737.1            4.9%        12,000.0             3.7%     11,700.0
 Domestic                          1,655.6          1,614.1           -2.5%
 Export                            3,814.6          4,123.0            8.1%
----------------------------------------------------------------------------------------------------------------------------
Operating income                     571.0            609.7            6.8%         1,100.0            -4.4%      1,100.0
(Income ratio)                     (10.4%)          (10.6%)                          (9.2%)
----------------------------------------------------------------------------------------------------------------------------
Ordinary income                      778.2            852.4            9.5%         1,590.0             2.2%      1,590.0
(Income ratio)                     (14.2%)          (14.9%)                         (13.3%)
----------------------------------------------------------------------------------------------------------------------------
Income before income taxes           778.2            852.4            9.5%         1,590.0             2.2%      1,590.0
(Income ratio)                     (14.2%)          (14.9%)                         (13.3%)
----------------------------------------------------------------------------------------------------------------------------
Net income                           525.8            601.9           14.5%         1,130.0             6.6%      1,130.0
(Income ratio)                      (9.6%)          (10.5%)                          (9.4%)
----------------------------------------------------------------------------------------------------------------------------
Factors contributing to                       Operating income increased by    Operating income is expected to
increases and decreases in                    38.7 billion yen.                decrease by 50.9 billion yen.
operating income
                                              (Increase)                       (Increase)
                                              Effects of changes      150.0    Cost reduction
                                              in exchange rates                efforts                 100.0
                                              Marketing efforts        30.0    Marketing efforts        90.0
                                              Cost reduction efforts   30.0
                                                                               (Decrease)
                                                                               Effects of changes      -40.0
                                              (Decrease)                       in exchange rates
                                              Increases in R&D       -171.3    Increases in R&D       -200.9
                                              expenses, etc.                   expenses, etc.
----------------------------------------------------------------------------------------------------------------------------
Exchange rates                   \115/US$                \119/US$                         \115/US$               \115/US$
                                 \146/Euro               \162/Euro                        \159/Euro              \150/Euro
----------------------------------------------------------------------------------------------------------------------------
Capital expenditure                  134.8                 143.7                            360.0                   360.0
----------------------------------------------------------------------------------------------------------------------------
Depreciation expenses                141.2                 150.5                            290.0                   290.0
----------------------------------------------------------------------------------------------------------------------------
R&D expenses                         340.7                 378.7                            810.0                   810.0
----------------------------------------------------------------------------------------------------------------------------
Interest-bearing debt                500.0                 500.0
----------------------------------------------------------------------------------------------------------------------------
Performance evaluation                         Increases in sales, operating
                                                 income, ordinary income,
                                                income before income taxes,
                                                and net income, all reached
                                               historic highs for first half
                                                         results.
----------------------------------------------------------------------------------------------------------------------------
Number of employees                 67,733                69,501
----------------------------------------------------------------------------------------------------------------------------
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Cautionary Statement with Respect to Forward-Looking Statements

     This report contains forward-looking statements that reflect Toyota's plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the Euro, the Australian dollar and the British pound; (iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management;
(iv) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota's automotive operations, particularly laws, regulations and government policies relating to trade, environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies that affect Toyota's other operations, including the outcome of future litigation and other legal proceedings; (v) political instability in the markets in which Toyota operates;
(vi) Toyota's ability to timely develop and achieve market acceptance of new products; and (vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.

     A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in Toyota's annual report on Form 20-F, which is on file with the United States
Securities and Exchange Commission.